Exhibit 99.1

Dear Nano Dimension Shareholders,

As we approach the upcoming Annual General Meeting on December 4, 2025, we are writing to highlight the importance of your vote and to provide an update on the meaningful progress outlined in our third quarter 2025 earnings release issued yesterday. We strongly encourage you to vote FOR all management proposals to maintain and support stability and progress.

Direction: Continued Momentum and Near-Term Improvements

Yesterday, we announced our third quarter 2025 results, highlighting the significant steps we are taking to strengthen the Company. We encourage you to review the full earnings release and to listen to the replay of our earnings call, which are available on the Investor Relations website, under the Events section: https://investors.nano-di.com/events/.

Key actions include:

•	Driving Meaningful Cost Reductions: Immediate measures taken to streamline our cost structure and improve operational efficiency. Total non-GAAP operating expense savings are expected to reach approximately 10% to 15%. In the third quarter, these savings were already about 10%, with full run rate savings expected in early 2026.

•	Executing Significant Share Repurchases: Believing our stock remains significantly undervalued, the Company has repurchased over 10 million shares.

•	Issuing Fourth Quarter 2025 Financial Guidance: For the first time in recent history, the Company provided forward looking guidance to increase transparency and visibility into expected performance.

•	Strategic Alternatives Process: The Board, with the support of Guggenheim Securities, LLC and Houlihan Lokey, is conducting a structured, data driven evaluation of all alternatives, aligned with our objective to maximize shareholder value and unlock the potential of our technology, assets and operations.

These initiatives demonstrate the short-term improvements already underway and the clear strategic direction guiding our execution.

Urgency: Your Vote Ensures Continuity of Leadership and Governance

Approval of the proposals at the upcoming Annual General Meeting is necessary to ensure the Company maintains an active CEO and Board of Directors. Without the required shareholder support, the Company would face a governance gap and a delay in executing the operational, financial and strategic initiatives we have communicated. Your vote is essential to ensuring continuity and enabling us to carry forward the momentum reflected in our recent results.

Stability and Execution: Protecting and Advancing Our Progress

Leadership stability is critical as we continue driving operational improvements, advancing our strategic direction and delivering long-term value. We strongly encourage you to vote FOR all management proposals to maintain and support stability and progress.

Annual General Meeting Details

We invite you to attend the Annual General Meeting of Shareholders, which will take place at the company’s headquarters located at 60 Tower Road, Waltham, MA 02541 and virtually, on Thursday, December 4, 2025, at 5:00 p.m., Israel time (10:00 a.m. EST). You may attend the Annual General Meeting of Shareholders in person or virtually via Microsoft Teams, Meeting ID: 314 066 704 235 2, Passcode: ke9B63zL. Details of the business to be conducted at the meeting are contained in the Notice of Annual General Meeting of Shareholders and Proxy Statement. Your vote is important to us. Even if you plan to join us in person, we encourage you to vote in advance. To ensure your vote is counted, please submit your proxy by Wednesday, November 26, 2025, at 7:00 p.m. Israel time (12:00 p.m. EST).

We appreciate your continued engagement and support as we work to create substantial value for our shareholders. For any questions, or to request a call with management ahead of the voting cutoff, please contact us at ir@nano-di.com.

Sincerely,

David Stehlin Chief Executive Officer	Robert Pons Chairman of the Board

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.